 SC 13D 1 ef20017787_sc13d.htm SC 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global Gas Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37892P107
(CUSIP Number)

William Bennett Nance, Jr.
c/o Global Gas Corporation
99 Wall Street, Suite 436
New York, NY 10005
(917) 327-0437
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 37892P107	SCHEDULE 13D	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
William Bennett Nance, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,000,000 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,000,000 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This amount includes 2,000,000 shares of Class A Common Stock (as defined herein) that the Reporting Person has the right to acquire within 60 days upon exchange of 2,000,000 shares of Class B Common Stock (as defined herein) held directly by the Reporting Person.

(2)
This percentage is calculated based on the sum of (i) 5,428,256 shares of Class A Common Stock outstanding immediately after the Closing (as defined herein) on December 21, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2023, and (ii) 2,000,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exchange of 2,000,000 shares of Class B Common Stock held directly by the Reporting Person, which amount has been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No: 37892P107	SCHEDULE 13D	Page 3 of 5 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D relating to the Class A Common Stock of Global Gas Corporation, filed by the Reporting Person on January 2, 2024 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 4, 2024, the Issuer entered into forfeiture agreements (the “Forfeiture Agreements”) with certain holders of Class B Common Stock, including the Reporting Person, pursuant to which such holders forfeited an aggregate of 1,600,000 shares of Class B Common stock, including 1,440,000 shares of Class B Common Stock forfeited by the Reporting Person.

The foregoing description of the Forfeiture Agreements does not purport to be complete and is qualified in its entirety by the full text of the Forfeiture Agreements, a copy of the form of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, the Reporting Person may be deemed to beneficially own 2,000,000 shares of Class A Common Stock, which represents approximately 26.9% of the shares of Class A Common Stock outstanding. This amount consists of 2,000,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exchange of 2,000,000 shares of Class B Common Stock held directly by the Reporting Person.

The Reporting Person has sole power to vote and sole power to dispose of the 2,000,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exchange of 2,000,000 shares of Class B Common Stock held directly by the Reporting Person.

The foregoing beneficial ownership percentage is calculated based on 5,428,256 shares of Class A Common Stock outstanding immediately after the Closing on December 21, 2023, as reported in the Issuer’s current report on Form 8-K filed with the SEC on December 28, 2023, plus, for purposes of calculating the Reporting Person’s beneficial ownership percentage, 2,000,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exchange of 2,000,000 shares of Class B Common Stock held directly by the Reporting Person, which amount has been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(c) The response to Item 4 of this Amendment No. 1 is incorporated by reference herein. Except as set forth in this Amendment No. 1, no transactions in the shares of Class A Common Stock have been effected by the Reporting Person during the past 60 days.

CUSIP No: 37892P107	SCHEDULE 13D	Page 4 of 5 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Employment Agreement Amendment

On March 4, 2024, the Reporting Person entered into an employment agreement amendment (the “Employment Agreement Amendment”) with Global Hydrogen, for which the Reporting Person serves as Chief Executive Officer and Founder. Pursuant to the Employment Agreement Amendment, the Reporting Person’s compensation was restructured to entitle him to payments (“Gross Profit Payments”) equal to 15% of the Gross Profit (as defined in the Employment Agreement Amendment) of the Issuer, determined in accordance with U.S. generally accepted accounting principles, up to a maximum amount of $250,000 on an annualized basis, less applicable taxes and withholdings, in lieu of the base salary the Reporting Person had previously been entitled to. The Employment Agreement Amendment also shortened the restricted period during which certain noncompetition and non-solicitation provisions of Reporting Person’s original employment agreement shall remain in effect, and made conforming changes to the Reporting Person’s employment agreement, such that (i) the change in the compensation structure effected by the Employment Agreement Amendment shall not constitute “good reason” for the Reporting Person to terminate his employment with Global Hydrogen, other subsidiaries of the Issuer or the Issuer itself, and (ii) if the Reporting Person’s employment is terminated by him for good reason, or by the Issuer without cause (and not due to death or disability), the Reporting Person shall be entitled to consideration updated to include any earned but unpaid Gross Profit Payments through the date of termination.

The foregoing description of the Employment Agreement Amendment does not purport to be complete and is qualified in its entirety by the full text of the Employment Agreement Amendment, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 6
Employment Agreement Amendment, dated as of March 4, 2024, by and among Global Hydrogen and the Reporting Person (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the SEC on March 5, 2024).

Exhibit 7
Form of Forfeiture Agreement, dated as of March 4, 2024, by and among the Issuer and the Reporting Person (incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the SEC on March 5, 2024).

CUSIP No: 37892P107	SCHEDULE 13D	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM BENNETT NANCE, JR.

/s/ William Bennett Nance, Jr.

March 6, 2024

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).